LEGG MASON
GLOBAL ASSET MANAGEMENT

News Release

For Immediate Release

Contact Information:

Investors:
Alan Magleby
(410) 454-5246
afmagleby@leggmason.com

Media:
Mary Athridge
(212) 805-6035
mkathridge@leggmason.com

LEGG MASON BOARD ELECTS JOHN T. CAHILL AS NEW DIRECTOR

Baltimore, MD – February 19, 2010 – Legg Mason, Inc. (NYSE: LM) announced today that John T. Cahill has been elected to its Board of Directors. He was also elected to its audit and compensation committees.

Since 2008, Mr. Cahill has been an industrial partner at Ripplewood Holdings, LLC., a private equity firm. He has been Chairman of Hostess Brands, Inc, a Ripplewood portfolio company, since 2009. He spent 18 years at PepsiCo Inc. and The Pepsi Bottling Group, Inc, serving in a variety of senior operating and financial capacities. From 2002-2007, Mr. Cahill was the Chairman of The Pepsi Bottling Group and served as Chief Executive Officer from 2001-2006; Chief Operating Officer from 2000-2001 and Chief Financial Officer and Head of International Operations from 1998-2000. Previously, he held various positions at RKO General and RKO Pictures. Mr. Cahill has a Bachelor of Arts and a Master of Business Administration from Harvard University. He is a member of the Board of Directors of the Colgate-Palmolive Company.

Mark R. Fetting, Chairman and CEO of Legg Mason said, "John Cahill has deep experience as CEO of a global public company with operations around the world. Under his leadership, the Pepsi Bottling Group significantly improved its marketplace effectiveness, financial performance and management talent across the organization. His experience will be invaluable to the Board as we continue to grow our business across major financial markets."

About Legg Mason

Legg Mason is a global asset management firm with $679 billion in assets under management as of January 31, 2010. The Company provides active asset management in many major investment centers throughout the world. Legg Mason is headquartered in Baltimore, Maryland, and its common stock is listed on the New York Stock Exchange (symbol: LM).

###